

AO 2/28/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
~~8-49748~~

8-38717

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

D.E. Wine Investments, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

14505 Torrey Chase Blvd., #400
(No. and Street)

Houston   Texas   77014
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 2 9 2006

CF & Co., L.L.P.

THOMSON FINANCIAL

(Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __W. Randal Miller__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __D.E. Wine Investments, Inc.__ _____ , as of __December 31__ _____ , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
V.P.
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

D.E. WINE INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

D.E. WINE INVESTMENTS, INC.

CONTENTS



CF & Co., L.L.P

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
D.E. Wine Investments, Inc.

We have audited the accompanying statement of financial condition of D.E. Wine Investments, Inc., as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial position of D.E. Wine Investments, Inc., as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
January 13, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

D.E. WINE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	20,134
Receivable from broker-dealers and clearing organizations		35,934
Other assets		1,717
	$	57,785

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	34,469
Accrued expenses and other liabilities		6,690
		41,159

Stockholders' equity

Common stock	100
Additional paid-in capital	678,208
Retained earnings (deficit)	(661,682)
Total stockholders' equity	16,626
	$ 57,785

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2005

Revenues

Securities commissions	$ 461,447
Interest income	9,698
Other income	338
	471,483

Expenses

Compensation and benefits	395,174
Commissions and clearance paid to all other brokers	27,096
Communications	40,117
Interest expense	224
Occupancy and equipment costs	24,000
Promotional costs	3,708
Regulatory fees and expenses	32,694
Other expenses	9,198
	532,211

Loss before income tax expense	(60,728)
Income tax expense	-0-
Net income (loss)	$ (60,728)

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2004	1,000,000	$ 100	$ 652,708	$(600,954)	$ 51,854
Capital contribution			25,500		25,500
Net income (loss)				(60,728)	(60,728)
Balances at December 31, 2005	1,000,000	$ 100	$ 678,208	$(661,682)	$ 16,626

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2005	$ -0-

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities

Net income (loss)	$ (60,728)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(772)
Decrease in advances	13,565
Increase in other assets	(367)
Increase in accounts payable	29,774
Decrease in accrued expenses and other liabilities	(8,201)
Net cash provided (used) by operating activities	(26,729)

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Capital contribution	25,500
Net cash provided (used) by financing activities	25,500
Net increase (decrease) in cash	(1,229)
Cash at beginning of year	21,363
Cash at end of year	$ 20,134

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ 224
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

D.E. Wine Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Vintage Holding Corp. ("Vintage") ("Parent"). Substantially all of the Company's business is conducted with customers located in the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Securities are carried at fair value as determined by quoted market price, and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2005, approximates the amounts owed.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2005 was $0 and is reflected in promotional costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D.E. WINE INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2005

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of approximately $14,909 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was 2.76 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Capital Stock

The Company has the authority to issue 50,000,000 shares of $0.0001 par value common stock, of which 1,000,000 shares are issued and outstanding.

In addition, the Corporation shall also be authorized to issue 20,000 preferred shares without par value. The Corporation's Board of Directors shall have authority to divide such preferred shares into series; to set the stated value of each series; and to fix and determine the relative rights and preferences thereof, including the rate of dividends, the price and terms and conditions on which these preferred shares may be redeemed, the amount payable upon these preferred shares in the event of involuntary liquidation, the amount payable upon shares in the event of voluntary liquidation, sinking fund provisions for redemption or purchase of these preferred shares, the terms and conditions upon which these preferred shares may be converted if the shares of any series may be permitted to vary now or hereafter by the Texas Business Corporation Act.

Note 5 -   Related Party Transaction

The Company paid Vintage $24,000 for rent for the year ended December 31, 2005.

Note 6 -   Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company's income is included in the consolidated income tax return of Vintage. The Company at December 31, 2005, has net operating losses of approximately $498,262, which would be carried forward to offset future taxable income. This net operating loss carryforward would expire as follows:

Year	Amount
2013	$ 82,341
2014	115,009
2016	165,322
2017	33,192
2018	42,991
2025	59,407
	$ 498,262

The tax benefit from the net operating loss carryforward of $168,000 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 7 -   Pension Plan

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended December 31, 2005, the Company made no contributions to the plan.

Note 8 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2005

Schedule I

<u>D.E. WINE INVESTMENTS, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	16,626
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		16,626
Deductions and/or charges:		
Non-allowable assets:		
Other assets		(1,717)
Net capital before haircuts on securities positions		14,909
Haircuts on securities (computed, where applicable,		
pursuant to rule 15c3-1(f))		-0-
Net capital	$	14,909

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	34,469
Accrued expenses and other liabilities		6,690
Total aggregate indebtedness	$	41,159

Page 11

<u>D.E. WINE INVESTMENTS, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,745
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 9,909
Excess net capital at 1000%	$ 10,793
Ratio: Aggregate indebtedness to net capital	2.76 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital.

Schedule II

<u>**D.E. WINE INVESTMENTS, INC.**</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2005



C F & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
D.E. Wine Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of D.E. Wine Investments, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
January 13, 2006